FORM 4

/ x /  Check this box if no longer
       subject to Section 16. Form 4
       or Form 5 obligation may
       continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person

         General Electric Company
         3135 Easton Turnpike
         Fairfield,  CT  06431

2.    Issuer Name and Ticker or Trading Symbol

         Genicom Corporation (GECM)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

         I.R.S. #14-0689340

4.   Statement for Month/Year

         December 1997

5.    If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (  ) Director                        ( x ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)





7.   Individual or Joint/Group Filing (Check Applicable Line)

     ( x ) Form filed by One Reporting Person
     (  ) Form filed by More than One Reporting Person


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security   2. Trans-     3. Trans-      4. Securities                    5. Amount of    6. Ownership     7. Nature of
   (Instr. 3)             action        action         Acquired (A) or                  Secur-          Form:            Indirect
                          Date          Code           Disposed of (D)                  ities           Direct (D)       Beneficial
                         (Month/        (Instr.        (Instr. 3, 4                     Benefici-       or               Ownership
                          Day/          8)             and 5)                           ally            Indirect         (Instr. 4)
                          Year)                                                         Owned at        (I)
                                                                                        End of          (Instr. 4)
                                                                                        Month
                                                                                        (Instr.
                                                                                        3 and 4)
                                     ------------  -------------------------------
                                     Code       V   Amount      (A) or (D)    Price



Common Stock           12/19/97       G         V   1,517,167         D                    0
                                                    shares


Reminder:   Report  on  a  separate  line  for  each  class  of  securities benefically owned directly or indirectly.


Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative     2. Conversion    3. Transaction   4. Transaction        5. Number of           6. Date
   Security                   or Exercise      Date             Code                  Derivative             Exercisable
   (Instr. 3)                 Price of         (Month/          (Instr. 8)            Securities             and
                              Derivative       Day/Year)                              Acquired (A)           Expiration
                              Security                                                or Disposed            Date
                                                                                      of (D)                 (Month/
                                                                                      (Instr. 3, 4,          Day/Year)
                                                                                      and 5)
                                                                ----------------      ----------------       ----------------
                                                                Code           V       (A)         (D)       Date      Expira-
                                                                                                             Exer-       tion
                                                                                                             cisable     Date






Table II (continued)



7. Title and Amount of Underlying    8. Price of Derivative Security    9. Number of Derivative
Securities                           (Instr. 5)                         Securities Beneficially Owned at
                                                                        End of Month
                                                                        (Instr. 4)

---------------------------------
Title              Amount or
                   Number of
                   Shares




Table II (continued)


10. Ownership Form of Derivative    11. Nature of Indirect
Security Direct (D) or Indirect     Beneficial Ownership
(I)                                 (Instr. 4)
(Instr. 4)




Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


GENERAL ELECTRIC COMPANY

       /S/ PHILIP D. AMEEN                          DECEMBER 19, 1997
-------------------------------------------------   -----------------
Name:  Philip D. Ameen                                    Date
Title: Vice President and Comptroller